08005442

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

RECEIVED FEB 2 1 2006

SEC FILE NUMBER
8-51600

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: N. Hahn & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

230 Park Ave, 10th Fl.
(No. and Street)

New York, N.Y. 10169
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nicholas H. Kim (212) 983-3350
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Nathan & Roccamo
(Name – *if individual, state last, first, middle name*)

98-20 Metropolitan Ave, Forest Hills, N.Y. 11375
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED APR 2 6 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

4/25/06

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Nicholas H. Kim, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of N. Hahn & Co., Inc., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of New York } ss:
County of New York

Subscribed and sworn to before me this 24th day of February, 2006

[signature]
Signature

President
Title

ROSE M. SMALL
Notary Public, State of New York
No. 01SM6108336
Qualified in New York County
My Commission Expires April 12, 2008

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

N. HAHN & CO., INC.

DECEMBER 31, 2005

N. HAHN & CO., INC.
INDEX TO FINANCIAL STATEMENTS
DECEMBER 31, 2005

98-20 Metropolitan Ave.
Forest Hills, New York 11375-6628
Telephone (718) 268-9226
Telecopier (718) 575-3955

February 22, 2006

Board of Directors
N. Hahn & Co., Inc.
230 Park Avenue, 10th Floor
New York, N.Y. 10169

Gentlemen:

We have audited the Statement of Financial Condition of N. Hahn & Co., Inc. as of December 31, 2005, as well as the accompanying Statement of Income (Loss), Statement of Changes in Financial Position, Computation of Net Capital and Statement of Changes in Ownership Equity for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements, taken as a whole, based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of N. Hahn & Co., Inc. as of December 31, 2005, as well as the results of operations for the year ended, in conformity with generally accepted accounting principles.

Sincerely,

Nathan & Roccamo

98-20 Metropolitan Ave.
Forest Hills, New York 11375-6628
Telephone (718) 268-9226
Telecopier (718) 575-3955

February 22, 2006

Board of Directors
N. Hahn & Co., Inc.
230 Park Avenue
New York, N.Y. 10169

Gentlemen:

In connection with our audit of your financial statements for which we issued an opinion as part of our audit report dated February 22, 2006, a schedule reconciling the calculation of audited net capital to your unaudited calculation is required. However, if there are no material differences between the two, then a statement saying as much would suffice.

Our calculation of audited net capital was equal to your unaudited net capital calculation-they both totaled $21,487. Thus, there is no difference at all between your calculation and ours.

Sincerely,

Nathan & Roccamo

EXHIBIT A

N. HAHN & CO., INC.
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2005

ASSETS

Current Assets:		
Cash in Savings	$ 21,214	
Cash in Checking	444	
Prepaid Corporate Taxes	417	
Total Current Assets:		$ 22,075
Investments (See Note 3)		3,665
Fixed Assets:		
Office Equipment and Furnishings	$ 3,160	
Less: Depreciation (See Note 1)	(3,160)	
Total Fixed Assets		-0-
TOTAL ASSETS		$ 25,740

LIABILITIES AND OWNERSHIP EQUITY

Liabilities:		
Accounts Payable	$ 450	
Payroll Tax Payable	138	
TOTAL LIABILITIES:		$ 588
Ownership Equity:		
Capital Stock	$ 6,150	
Retained Earnings (See Note 2)	19,002	
TOTAL EQUITY		25,152
TOTAL LIABILITIES AND EQUITY		$ 25,740

Footnotes are an Integral Part of the Financial Statements

EXHIBIT B

N. HAHN & CO., INC.
STATEMENT OF INCOME (LOSS)
FOR THE YEAR ENDED DECEMBER 31, 2005

REVENUE:		
Service Fees	$ 151,785	
Dividends Earned	513	
Interest Earned	13	
Rebate Earned	5	
TOTAL REVENUE		$ 152,316
EXPENSES:		
Salary	$ 8,500	
Employee Benefits	945	
Business Development	6,604	
Licenses and Permits	834	
Rent	14,380	
Telephone	5,233	
Professional Fees	975	
Professional Development/Education	1,560	
Interest Expense	11	
Travel	1,431	
Entertainment	152	
Insurance	4,924	
Dues and Subscriptions	3,956	
Payroll Taxes	7,351	
Bank Charges	90	
Postage & Delivery	669	
Office Supplies/Expense	3,613	
Corporation Tax	8,139	
TOTAL EXPENSE:		(69,367)
NET INCOME (LOSS)		$ 82,949

N. HAHN & CO., INC.
STATEMENT OF CHANGES IN FINANCIAL POSITION
FOR THE YEAR ENDED DECEMBER 31, 2005

FUNDS PROVIDED BY OPERATIONS:		
Net Income		$ 82,949
Increase Prepaid Corporate Taxes		(335)
Increase Investments		(1)
Increase Accounts Payable		120
Increase Payroll Taxes Payable		96
FUNDS EXPENDED FROM OPERATIONS:		
Distributions to Shareholder		(92,389)
NET FUNDS PROVIDED BY OPERATIONS		$ (9,560)
CHANGES IN WORKING CAPITAL COMPONENTS:		
Decrease in Cash-		
Cash Balance, December 31,2005	$ 21,658	
Cash Balance, January 1, 2005	(31,218)	
Net Increase in Cash		$ (9,560)

EXHIBIT D

N. HAHN & CO., INC.
COMPUTATION OF NET CAPITAL
AS OF DECEMBER 31ST, 2005

Total Ownership Equity from Statement of Financial Condition-Net Capital	$25,152
Liabilities subordinated to claims of general creditors allowable in computation of net capital	-0-
Total capital and allowable subordinated liabilities	$25,152
Other deductions and/or charges- non-allowable assets- investments	(3,665)
Net capital before haircuts on securities positions	$21,487
Haircuts on securities positions	-0-
Net Capital	$21,487
Less: Minimum dollar net capital requirement Of reporting broker or dealer	(5,000)
Excess Net Capital	$16,487

EXHIBIT E

N. HAHN & CO., INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
AS OF DECEMBER 31ST, 2005

Balance, January 1st, 2005	$ 34,592
Net Income for the Year Ended December 31st, 2005	82,949
Deductions-Distributions to Shareholder	(92,389)
Balance, December 31st, 2005	$ 25,152

N. HAHN & CO., INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005

1. **Description of Business and Generally-Accepted Accounting Principles Used:**

N. Hahn & Co., Inc. provides investment banking services. It is a New York corporation formed on January 6, 1998, and it reports the results of its operations on a calendar year basis.

N. Hahn & Co., Inc., has elected "S" corporation status effective January 1, 1999. Thus, the corporation is not required to pay corporate-level tax on its earnings, except to New York City, which does not recognize S Corporations. Rather, items of income, loss, gains and deductions pass through to be reported on the shareholder's personal income tax returns.

The corporation has elected to capitalize as fixed assets certain equipment and office furnishings used in the business. The items so treated are those of significant cost that have a useful life of more than one year. For statement purposes and tax reporting purposes, Management expensed the cost of these assets in 1999 under Internal Revenue Code Section 179.

2. **Retained Earnings:**

The corporation was formed in 1998, incurring expenses without realizing any income. Thus, it incurred a loss in 1998 of $4,543.

N. Hahn & Co., Inc., after operating as a C corporation in 1998 elected to be taxed as an S corporation effective January 1, 1999. The net income from 1998 through December 31, 2005 is $552,634; against this, the Shareholder has withdrawn $533,632. The balance in retained earnings is thus $19,002. For S corporation purposes, this would be reported on a tax return as a C corporation deficit of $4,543 and a balance in accumulated adjustments of $23,545.

3. **Investments:**

During 2000 NASD members such as the corporation were invited to purchase equity through two separate private placements of NASDAQ securities. The corporation subscribed for 200 shares, paying $2,200.00, and later in 2000 purchased warrants for an additional $1,400.00. These holdings are not readily marketable and are thus not carried as current assets.

3. **Investments (Continued):**

The Corporation owns 1.064 shares of Johnson & Johnson common stock in a Dividend Re-Investment Plan as of December 31, 2005. Its basis in that one share is $65; its market value is $72.

98-20 Metropolitan Ave.
Forest Hills, New York 11375-6628
Telephone (718) 268-9226
Telecopier (718) 575-3955

February 22, 2006

Board of Directors
N. Hahn & Co., Inc.
230 Park Avenue, 10th Floor
New York, N.Y. 10169

Gentlemen:

This shall serve as a Supplemental Report to the audited financial statements prepared by this office for N.Hahn & Co., for calendar year 2005. This report is required by SEC Rule 17a-5(j).

Our audit of the financial statements of N.Hahn & Co., Inc. for 2005 did not disclose any material inadequacies.

Sincerely,

Nathan & Roccamo